UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Viela Bio, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

926613100

(CUSIP Number)

Geraine Chan

Boundless Meadow Limited

Suite 1518, Two Pacific Place,

88 Queensway, Hong Kong

People’s Republic of China

+852 3987 1788

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 926613100

1.		Names of Reporting Persons. Boundless Meadow Limited
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,322,353 common stock(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,322,353 common stock(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,322,353 common stock(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 15.18%(2)
14.		Type of Reporting Person (See Instructions) CO

(1)         Representing 8,322,353 shares of common stock directly held by Boundless Meadow Limited.

(2)         Percentage calculated based on an aggregate of 54,837,541 shares of common stock outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 10, 2020.

CUSIP No. 926613100

1.		Names of Reporting Persons. Boyu Capital Fund III, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,322,353 common stock(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,322,353 common stock(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,322,353 common stock(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 15.18%(2)
14.		Type of Reporting Person (See Instructions) PN

(1)         Representing 8,322,353 shares of common stock directly held by Boundless Meadow Limited.

(2)         Percentage calculated based on an aggregate of 54,837,541 shares of common stock outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 10, 2020.

CUSIP No. 926613100

1.		Names of Reporting Persons. Boyu Capital General Partner III, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,322,353 common stock(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,322,353 common stock(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,322,353 common stock(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 15.18%(2)
14.		Type of Reporting Person (See Instructions) PN

(1)         Representing 8,322,353 shares of common stock directly held by Boundless Meadow Limited.

(2)         Percentage calculated based on an aggregate of 54,837,541 shares of common stock outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 10, 2020.

CUSIP No. 926613100

1.		Names of Reporting Persons. Boyu Capital General Partner III, Ltd.
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,322,353 common stock(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,322,353 common stock(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,322,353 common stock(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 15.18%(2)
14.		Type of Reporting Person (See Instructions) CO

(1)         Representing 8,322,353 shares of common stock directly held by Boundless Meadow Limited.

(2)         Percentage calculated based on an aggregate of 54,837,541 shares of common stock outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 10, 2020.

CUSIP No. 926613100

1.		Names of Reporting Persons. Boyu Capital Opportunities Master Fund
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 300,000 common stock(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 300,000 common stock(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 300,000 common stock(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 0.55%(2)
14.		Type of Reporting Person (See Instructions) CO

(1)         Representing 300,000 shares of common stock directly held by Boyu Capital Opportunities Master Fund.

(2)         Percentage calculated based on an aggregate of 54,837,541 shares of common stock outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 10, 2020.

CUSIP No. 926613100

1.		Names of Reporting Persons. Boyu Capital Investment Management Ltd.
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 300,000 common stock(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 300,000 common stock(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 300,000 common stock(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 0.55%(2)
14.		Type of Reporting Person (See Instructions) CO

(1)         Representing 300,000 shares of common stock directly held by Boyu Capital Opportunities Master Fund.

(2)         Percentage calculated based on an aggregate of 54,837,541 shares of common stock outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 10, 2020.

CUSIP No. 926613100

1.		Names of Reporting Persons. Boyu Capital Group Holdings Ltd.
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,622,353 common stock(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,622,353 common stock(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,622,353 common stock(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 15.72%(2)
14.		Type of Reporting Person (See Instructions) CO

(1)         Consists of (i) 8,322,353 shares of common stock directly held by Boundless Meadow Limited and (ii) 300,000 common stock directly held by Boyu Capital Opportunities Master Fund.

(2)         Percentage calculated based on an aggregate of 54,837,541 shares of common stock outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 10, 2020.

CUSIP No. 926613100

1.		Names of Reporting Persons. XYXY Holdings Ltd.
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,622,353 common stock(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,622,353 common stock(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,622,353 common stock(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 15.72%(2)
14.		Type of Reporting Person (See Instructions) CO

(1)         Consists of (i) 8,322,353 shares of common stock directly held by Boundless Meadow Limited and (ii) 300,000 common stock directly held by Boyu Capital Opportunities Master Fund.

(2)         Percentage calculated based on an aggregate of 54,837,541 shares of common stock outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 10, 2020.

CUSIP No. 926613100

1.		Names of Reporting Persons. Xiaomeng Tong
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,622,353 common stock(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,622,353 common stock(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,622,353 common stock(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 15.72%(2)
14.		Type of Reporting Person (See Instructions) IN

(1)         Consists of (i) 8,322,353 shares of common stock directly held by Boundless Meadow Limited and (ii) 300,000 common stock directly held by Boyu Capital Opportunities Master Fund.

(2)         Percentage calculated based on an aggregate of 54,837,541 shares of common stock outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 10, 2020.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 2 to Schedule 13D (the “Amendment No.2”) amends and supplements the statement on Schedule 13D that was originally filed on October 17, 2019, as amended and supplemented by the Amendment No. 1 filed jointly on June 8, 2020 (as so amended and supplemented, the “Schedule 13D”) by Boundless Meadow Limited (“Boundless Meadow”), Boyu Capital Fund III, L.P. (“BCF III”), Boyu Capital General Partner III, L.P. (“BCGP III LP”), Boyu Capital General Partner III, Ltd. (“BCGP III Ltd”), Boyu Capital Opportunities Master Fund (“BCOMF”), Boyu Capital Investment Management Ltd. (“BCIM”), Boyu Capital Group Holdings Ltd. (“BCGH”), XYXY Holdings Ltd. (“XYXY Holdings”) and Xiaomeng Tong (“Mr. Tong”, together with Boundless Meadow, BCF III, BCGP III LP, BCGP III Ltd, BCOMF, BCIM, BCGH and XYXY Holdings, the “Reporting Persons”). The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Common Stock”), of Viela Bio, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at One MedImmune Way, First Floor, Area Two, Gaithersburg, Maryland 20878. The Common Stock are listed on The Nasdaq Global Select Market under the symbol “VIE.”

Capitalized terms used and not defined in this Amendment No.2 shall have the meanings set forth in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following text immediately prior to the final paragraph thereof:

On January 31, 2021, the Company, Horizon Therapeutics USA, Inc., a Delaware corporation (“Parent”), Teiripic Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Purchaser”), and solely for purposes of Sections 6.7 and 9.12 of the Merger Agreement (as defined below), Horizon Therapeutics plc, a public limited company organized under the laws of Ireland, entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Parent, through Purchaser, will commence a tender offer (the “Offer”) to acquire all of the outstanding shares of the Company’s Common Stock, at a price of $53.00 per share in cash, without interest, subject to any applicable withholding taxes. If successful, upon the terms and conditions set forth in the Merger Agreement, the Offer will be followed by a merger of Purchaser with and into the Company, with the Company continuing as the surviving corporation and as a direct wholly-owned subsidiary of Parent.

As a condition to the willingness of Parent and Purchaser to enter into the Merger Agreement and as an inducement in consideration therefor, on January 31, 2021, Boundless Meadow and BCOMF entered into a tender and support agreement (the “Tender and Support Agreement”) with Parent and Purchaser, pursuant to which each of Boundless Meadow and BCOMF has agreed to tender into the Offer all shares of Common Stock beneficially owned by it (and all other shares of Common Stock that it may acquire from time to time, collectively the “Subject Securities”) and to vote or deliver a written consent with respect to all of the Subject Shares in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and any other transactions contemplated thereunder, unless and until the Tender and Support Agreement has been terminated in accordance with its terms.

The foregoing description of the Tender and Support Agreement is not intended to be complete and is qualified in its entirety by reference to the form of the Tender and Support Agreement, which is attached hereto as Exhibit 5.

Except as set forth in this Schedule 13D and the Tender and Support Agreement, the Reporting Persons do not have any present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)-(b) The aggregate number and percentage of shares of Common Stock to which this Amendment No.2 relates is 8,622,353 shares of Common Stock, constituting approximately 15.72% of the Company’s outstanding shares of Common Stock as of November 10, 2020. See Items 11 and 13 of the cover pages to this Amendment No.2 for the aggregate number and percentage of Common Stock that are beneficially owned by each Reporting Person as of the date hereof. See Items 7 through 10 of the cover pages to this Amendment No.2 for the number of Common Stock that are beneficially owned by each Reporting Person as of the date hereof as to whether there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition. Neither the filing of this Amendment No.2 nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that (i) any of BCF III, BCGP III LP, BCGP III Ltd, BCGH, XYXY Holdings and Mr. Tong is the beneficial owner of any of the Common Stock beneficially owned by Boundless Meadow, or (ii) any of BCIM, BCGH, XYXY Holdings and Mr. Tong is the beneficial owner of any of the Common Stock beneficially owned by BCOMF, each for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed. The aggregate number and percentage of shares of Common Stock reported herein are based upon an aggregate of 54,837,541 shares of common stock outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 10, 2020.

(c) Except as disclosed elsewhere in this Amendment No.2, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the general partners, directors or executive officers named on Schedule I hereto, has effected any transactions in the Common Stock in the last 60 days.

(d) To the knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Amendment No.2.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following immediately before the final paragraph thereof:

Information about the Tender and Support Agreement set forth or incorporated by reference in Item 4 of this Amendment No.2 is incorporated by reference into this Item 6.

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended by adding the following exhibits in appropriate numerical order.

Exhibit 5                                              Form of Tender and Support Agreement (incorporated herein by reference to the form of Tender and Support Agreement filed as Exhibit 10.1 to the Form 8-K filed by the Company on February 1, 2021)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2021

Boundless Meadow Limited

By:	/s/ Yong Leong Chu
	Name:	Yong Leong Chu
	Title:	Director

Boyu Capital Fund III, L.P.

By: Boyu Capital General Partner III, L.P.
By: Boyu Capital General Partner III, Ltd.

By	/s/ Yong Leong Chu
	Name:	Yong Leong Chu
	Title:	Director

Boyu Capital General Partner III, L.P.

By: Boyu Capital General Partner III, Ltd.

By	/s/ Yong Leong Chu
	Name:	Yong Leong Chu
	Title:	Director

Boyu Capital General Partner III, Ltd.

By:	/s/ Yong Leong Chu
	Name:	Yong Leong Chu
	Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2021

Boyu Capital Opportunities Master Fund

By:	/s/ Yong Leong Chu
	Name:	Yong Leong Chu
	Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2021

Boyu Capital Investment Management Ltd.

By:	/s/ Qi Zhou
	Name:	Qi Zhou
	Title:	Director

Boyu Capital Group Holdings Ltd.

By:	/s/ Yong Leong Chu
	Name:	Yong Leong Chu
	Title:	Director

XYXY Holdings Ltd.

By:	/s/ Yong Leong Chu
	Name:	Yong Leong Chu
	Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2021

Xiaomeng Tong

By:	/s/ Xiaomeng Tong